[GRAPHIC OMITTED]


VIA EDGAR

April 24, 2008


Mr. Michael Moran
Branch Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-0404


Re:  Unitil Corporation
     Form 10-K for the year ended December 31, 2007
     Filed February 12, 2008
     File No. 001-08858


Dear Mr. Moran:

     Set forth below are the responses of Unitil Corporation (the "Registrant", "Unitil" or the "Company") to the letter dated April 10, 2008 (the "Comment Letter") from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") concerning the Registrant's Annual Report on Form 10-K (the "Form 10-K"), which was filed with the Commission on February 12, 2008.

     For your convenience, the Staff's comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Mr. Michael Moran
U.S. Securities and Exchange Commission
April 24, 2008
Page 2


Contractual Obligations, page 28
--------------------------------

  1. Please revise your table of contractual obligations to include your estimated interest payments on debt and planned funding of pension and postretirement benefit plans. Refer to Item 303 (a) (5) of Regulation S-K.

  Response #1:
  ------------
  Item 303(a)(5) of Regulation S-K requires tabular disclosure, as of the latest fiscal year end balance sheet date, of a registrant's known contractual obligations related to the following:
          o  Long-Term Debt Obligations
          o  Capital Lease Obligations
          o  Operating Lease Obligations
          o  Purchase Obligations
          o Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP

The Registrant is mindful of its obligation to disclose its estimated interest payments on long-term debt in its Contractual Obligations tabular disclosure and proposes to include such payments in future filings on Form 10-K.

The Registrant notes that future funding for pension and postretirement benefit plans is based on a number of factors, including stock market performance, interest rates, actuarial assumptions, regulatory orders and pension laws. Moreover, pension plan and postretirement benefit plan funding is subject to a high degree of management discretion within a wide range of minimum and maximum funding requirements and/or targets which are typically re-determined annually by management at the beginning of each plan year. As a result, the Registrant believes that long-term projections of funding for pension and postretirement benefit plans in Registrants Contractual Obligations tabular disclosure is not practicable. However, the Registrant does disclose, in the Benefit Plan Funding section on page 28 of Part II, Item 7 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, that "the Company and its subsidiaries expect to continue to make contributions to its pension plan and the Voluntary Employee Benefit Trusts in future years in amounts consistent with the amounts recovered in retail distribution utility rates for these other postretirement benefit costs." Additionally, the Registrant, in the "Retirement Benefit Obligations" Note in its periodic filings on Form 10-Q, discloses funding of its pension and postretirement benefits for the year to date period and expected funding for the remainder of such year. The Registrant proposes to continue this disclosure in its periodic reports and to also disclose its planned funding of pension and postretirement benefits for the immediately subsequent year.


Critical Accounting Policies, page 32
-------------------------------------

  2. Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption

Mr. Michael Moran
U.S. Securities and Exchange Commission
April 24, 2008
Page 3


      is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response #2:
------------
Item 303 of Regulation S-K and section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") state that registrants should provide disclosure about critical accounting estimates and assumptions in their MD&A. Specifically, these disclosures should provide greater insight into the quality and variability of information regarding the registrant's financial condition and operating performance, including sensitivity analysis and other quantitative information when it is reasonably available.

The Registrant proposes to improve its disclosures in future periodic reports to include sensitivity analysis and other quantitative information when it is reasonably available and by indicating, to the extent material, how we arrived at the estimate, whether assumptions used historically have proven to be reasonably accurate, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.


Note1:  Summary of Significant Accounting Policies, page 43
-----------------------------------------------------------
Regulatory Accounting, page 43
------------------------------

  3. We noted your disclosure, "the Company is currently receiving or being credited with a return on primarily all of its regulated assets for which a cash outflow has been made." Please revise future disclosure to explicitly list any regulatory assets not earning a return and the recovery period for such assets. Refer to paragraph 20 of SFAS no. 71.

Response #3:
------------
Paragraph 20 SFAS No. 71 states: "In some cases, a regulator may permit an enterprise to include a cost that would be charged to expense by an unregulated enterprise as an allowable cost over a period of time by amortizing that cost for rate-making purposes, but the regulator does not include the unrecovered amount in the rate base. That procedure does not provide a return on investment during the recovery period. If recovery of such major costs is provided without a return on investment during the recovery period, the enterprise shall disclose the remaining amounts of such assets and the remaining recovery period applicable to them."

The Registrant is mindful of its obligation under paragraph 20 of SFAS No. 71 to report the amounts and remaining recovery periods associated with regulatory assets that would have otherwise been charged to expense and are not earning a return on investment. The Registrant has reviewed its current regulatory assets and does not believe that it has any major cost associated with regulatory assets that require the disclosure prescribed in paragraph 20 of SFAS No. 71. However, if the Registrant does record such regulatory assets in the future, we will provide the disclosures prescribed in paragraph 20 of SFAS No. 71. In addition, the

Mr. Michael Moran
U.S. Securities and Exchange Commission
April 24, 2008
Page 4


Registrant will clarify its future disclosures on regulatory assets to indicate that the Registrant receives a return on investment "on its regulated assets for which a cash outflow has been made."


Income Taxes, page 47
---------------------

  4. EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please disclose your accounting policy with respect to the presentation of income taxes collected on behalf of governmental authorities.

Response #4:
------------
EITF Issue No. 06-3 requires registrants to disclose their accounting policy with respect to the presentation of certain taxes, including sales, use, value added, and some excise taxes on the registrant's financial statements. The Registrant assumes that the reviewer's reference in Comment #4 was to the collection of these types of taxes, in addition to income taxes.

The Registrant does not collect income taxes on behalf of governmental authorities but does collect sales tax in Massachusetts and consumption tax in New Hampshire on behalf of governmental authorities. The Registrant proposes to include the following subheading and text in future filings on Form 10-K in Note 1, Summary of Significant Accounting Policies:

"Sales and Consumption Taxes - The Company bills its customers sales tax in Massachusetts and consumption tax in New Hampshire. These taxes are remitted to the appropriate departments of revenue in each state and are excluded from revenues on the Company's Consolidated Statements of Earnings."


Note2:  Equity, page 47
-----------------------
Unitil Corporation Key Employee Stock Option Plan, page 49
----------------------------------------------------------

  5. We note stock options had accrued and earned dividend equivalents. Please tell us how you reflected such dividend protection in calculating the fair value of options and compensation expense recorded. Refer to the guidance in A34 through A37 and B90 through B93 of SFAS no. 123R. Lastly, explain your consideration of paragraph A37 of Statement 123R which indicates that dividend equivalents paid to employees on the portion of an award of equity shares or other equity instruments that vests shall be charged to retained earnings.

Response #5:
------------
Paragraphs A34 through A37 and B90 through B93 of SFAS No. 123(R) provide guidance regarding dividend protection in calculating the fair value of options and the related compensation expense. Specifically, paragraph A36 states that in using an option-pricing model to estimate the fair value of a share option, "...dividend protection may take a variety of forms and shall be appropriately reflected in estimating the fair value of an option".

The Registrant, in determining the fair value of options under the Unitil Corporation Key Employee Stock Option Plan ("KESOP") when it was implemented, employed the Black-Scholes

Mr. Michael Moran
U.S. Securities and Exchange Commission
April 24, 2008
Page 5


option-pricing model. One of the inputs to this model is "Yield Rate" which represents the annual dividend rate as a percentage of the market price of the stock at grant date. For this input, the Company assumed its annual dividend yield. Accordingly, the Registrant then calculated the fair value of dividend equivalents and recorded the corresponding compensation expense for the dividend equivalents upon each dividend declaration date.

As a result, compensation cost associated with dividend equivalents was charged to Retained Earnings upon each dividend declaration date, in accordance with paragraph A37 of SFAS No. 123(R).

The Registrant notes that as of December 31, 2007 there are no options remaining under the KESOP and all accounting for KESOP has ceased as the plan has expired.


  6. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Response #6:
------------
Paragraph A240.g(1)(b) of SFAS No. 123R requires the registrant, for share-based payment arrangements, to disclose the total compensation cost capitalized as part of an asset.

Accordingly, the Registrant will improve its future disclosures to disclose in its periodic reports any compensation cost capitalized associated with share-based payment arrangements.


Item 9A.  Controls and Procedures, page 67
------------------------------------------

  7. Please revise your future controls and procedures discussion to disclose any change in the Company's internal control over financial reporting identified in connection with the evaluation that occurred during the Company's last fiscal quarter. Refer to Item 308(c) of Regulation S-K.

Response #7:
------------
Item 308(c) of Regulation S-K requires the reporting entity, in Management's Report on Internal Control over Financial Reporting, to disclose any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of ss.240.13a-15 or ss.240.15d-15 of the rules promulgated under the Securities Exchange Act of 1934 that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

The Registrant will revise its future controls and procedures discussion in its periodic reports to disclose any change in the Company's internal control over financial reporting identified in connection with the evaluation that occurred during the Company's last fiscal quarter. Please note that there have been no such changes since the requirement to include this discussion in periodic reports became effective.

Mr. Michael Moran
U.S. Securities and Exchange Commission
April 24, 2008
Page 6


The Registrant acknowledges that:

   o the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to Mark
H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or in his absence, Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510. Any questions regarding accounting issues may be directed to Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.



Very truly yours,                          Very truly yours,

/s/ Mark H. Collin                         /s/ Laurence M. Brock
------------------                         ---------------------

Mark H. Collin                             Laurence M. Brock
Senior Vice President,                     Controller & Chief Accounting Officer
Chief Financial Officer &
Treasurer